UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

Establishment of entity to acquire land use rights in Shanghai, China

We established an entity in Shanghai, China together with Zhuhai Hengqin Wangfu Project Investment LLP (“Wangfu”), an independent third party, and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively (the “Management Entities”), to acquire the land use rights for a parcel of land in Shanghai. We hold 30.01% of the shares of the entity, Wangfu holds 45%, and the Management Entities collectively hold the remaining 24.99% of the shares. The total investment for the acquisition of land use rights is estimated to be approximately RMB8.1 billion. Pursuant to the shareholders agreement among the shareholders of the entity, we have committed to funding the acquisition of land use rights up to RMB1.2 billion, of which RMB487 million has been made and the remaining is expected to be made before March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By :	/s/ Xin Fan
Name :	Xin Fan
Title :	Chief Financial Officer

Date: March 2, 2021